Exhibit 4.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED RIGHTS AGREEMENT

This Amendment No. 2, dated as of August 27, 2013, between Analysts International Corporation, a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A. as Rights Agent (the “Rights Agent”), is to the Amended and Restated Rights Agreement, dated as of February 27, 2008, between the Company and the Rights Agent, as amended (the “Rights Agreement”). Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Rights Agreement.

Recitals

A.            This Amendment is entered into in connection with the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among American CyberSystems, Inc., a Georgia corporation (“Parent”), ACS Merger Corp., a Minnesota corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company, with respect to a tender offer to acquire the Common Shares of the Company by Parent and Merger Sub (the “Offer”) and the subsequent merger of Merger Sub with and into the Company (the “Merger”).

B.            The Company and the Rights Agent have executed and entered into the Rights Agreement.

C.            The Company and the Rights Agent have executed and entered into Amendment No. 1 to the Rights Agreement, dated as of May 25, 2010 (“Amendment No. 1”).

D.            Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section.

E.            No Right Certificates are outstanding under the Rights Agreement.

F.             The Board of Directors of the Company (the “Board of Directors”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable, and in the best interests of the Company and its shareholders.

G.            To induce Parent and Merger Sub to enter into the Merger Agreement, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement to exempt the execution and delivery of the Merger Agreement, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the application of the Rights Agreement.

Amendment

This Amendment amends the Rights Agreement as follows:

1.              The following sentence is added to the end of the definition of “Acquiring Person” in Section 1(a) of the Rights Agreement:

Notwithstanding anything in this Agreement to the contrary, neither American CyberSystems, Inc., a Georgia corporation (“Parent”), nor any direct or indirect wholly owned subsidiary of Parent shall be deemed to be an Acquiring Person solely as a result of the execution and delivery of the Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, ACS Merger Corp., a Minnesota corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (as such agreement may be amended from time to time, the “Merger Agreement”), or the consummation of (i) the tender offer to acquire the Common Shares of the Company by Parent and Merger Sub (the “Offer”), (ii) the merger (the “Merger”), or (iii) any of the other transactions contemplated by the Merger Agreement.

2.              Section 7(a) of the Rights Agreement is amended in its entirety to read as follows:

(a)           The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal offices of the Rights Agent, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on February 17, 2018 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof, or (iv) the time immediately prior to the effective time of the Merger.

3.              The following sentence is added at the end of Section 15 of the Rights Agreement:

Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under this Agreement in connection with the execution and delivery of the Merger Agreement, the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement.

4.              New Section 35 is added to the end of the Rights Agreement to read in its entirety as follows:

Section 35.  Merger Agreement.  Notwithstanding any other provision of this Agreement, none of the execution and delivery of the Merger Agreement, or the consummation of Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, shall result in a Distribution Date or a Shares Acquisition Date or in any way permit any Rights to be exercised pursuant to Section 11(a)(ii), Section 13, or otherwise for any capital stock, cash, property or other consideration or exchanged pursuant to Section 24, nor will such execution and delivery of the Merger Agreement, or the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, result in any separation of the Rights from the underlying Common Shares or require or permit the Rights to be evidenced by, or to be transferable pursuant to, Right Certificates separate from certificates for the Common Shares or the Company, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise increase the rights of, or grant any rights to, the holders of the Rights, including giving the holders of the Rights the right to acquire any capital stock, cash or other property of any party to the Merger Agreement or any affiliate of Parent or Merger Sub.  Notwithstanding any other provision of this Agreement, this Agreement shall be inapplicable to the execution and delivery of the Merger Agreement or the consummation of the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, and all Rights issued and outstanding under this Agreement shall expire immediately prior to the effective time of the Merger.

5.              This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute the same instrument.

6.              This Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the date first written above.

ANALYSTS INTERNATIONAL CORPORATION

By:	/s/ Brittany B. McKinney
	Name:	Brittany B. McKinney
	Title:	President and Chief Executive Officer

WELLS FARGO BANK, N.A.

By:	/s/ Patti Boyd
	Name:	Patti Boyd
	Title:	Assistant Vice President